Exhibit 99.9

Deloitte & Touche LLP
Brookfield Place
181 Bay Street
Suite 1400
Toronto ON M5J 2V1
Canada

Tel: 416-601-6150
Fax: 416-601-6151
www.deloitte.ca

Consent of Independent Registered Chartered Accountants

We consent to the incorporation by reference in the Registration Statement No. 333-163579 on Form F-10/A and No. 333-113073 on Form S-8 and to the use of our reports dated March 5, 2010 relating to the consolidated financial statements of Brookfield Properties Corporation (which report expresses an unqualified opinion and includes a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference relating to changes in accounting principles), the reconciliation of Canadian generally accepted accounting principles to accounting principles generally accepted in the United States and the effectiveness of Brookfield Properties Corporation’s internal control over financial reporting incorporated by reference in this Annual Report on Form 40-F of Brookfield Properties Corporation for the year ended December 31, 2009.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants
Licensed Public Accountants
Toronto, Canada
March 12, 2010